SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-3-100)
TRANSACTION STATEMENT UNDER
Section 13(e) of the Securities Exchange Act of 1934
and Rule 13e-3 thereunder
(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEGASUS SOLUTIONS, INC.
(Name of the Issuer)

Pegasus Solutions, Inc.
Perseus Holding Corp.
406 Acquisition Corp.
Prides Capital Fund I, L.P.
Prides 406 Co-Invest, L.P.
Prides Capital Partners, L.L.C.

(Name of Persons Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

705906105
(CUSIP Number of Class of Securities)

John F. Davis, III President, Chief Executive Officer and Chairman Pegasus Solutions, Inc. Campbell Centre I 8350 North Central Expressway, Suite 1900 Dallas, Texas 75206 (214) 234-4000	Murray A. Indick c/o Prides Capital Partners, L.L.C. 200 High Street, Suite 700 Boston, Massachusetts 02110 (617) 778-9200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Statement)

Copies to:

Whit Roberts John B. McKnight Melissa M. Munson Locke Liddell & Sapp LLP 2200 Ross Avenue, Suite 2200 Dallas, Texas 75201 (214) 740-8000	Michael Nooney Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

This statement is filed in connection with (check the appropriate box):

☑	a.	The of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$161,238,339.50	$17,252.50

(1)	Pursuant to the Agreement and Plan of Merger dated as of December 19, 2005, 406 Acquisition Corp., a wholly-owned subsidiary of Perseus Holding Corp., will merge into the Registrant and each outstanding share of common stock of the Registrant will be converted into the right to receive $9.50, except for shares that are owned directly or indirectly by Perseus Holding Corp., which shares will be cancelled without any payment therefor. Pursuant to a Contribution and Voting Agreement, Prides Capital Fund I, L.P., Prides 406 Co-Invest, L.P. and affiliates of InterContinental Hotels Group PLC will contribute a total of 3,954,036 shares of common stock of the Registrant to Perseus Holding Corp. immediately prior to the merger in exchange for shares of Perseus Holding Corp. Each holder of options to acquire the Registrant’s common stock will be entitled to receive, in consideration of the cancellation of such stock options, an amount (net of applicable taxes) equal to the product of (i) the excess, if any, of $9.50 per share over the exercise price per share of common stock subject to such stock option, multiplied by (ii) the total number of shares subject to such stock option. Each holder of restricted shares that have been granted but not issued will be entitled to receive $9.50 per share. As of March 9, 2006, there were 20,804,229 shares of common stock of the Registrant issued and outstanding, and there were 419,150 shares of common stock of the Registrant subject to outstanding stock options with a weighted average exercise price of $7.61 per share (excluding stock options with an exercise price in excess of $9.50 per share). The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transactions (calculated by subtracting 3,954,036 from 20,804,229) and (ii) the transaction consideration of $9.50 per share of Common Stock, plus (y) the product of (1) the total number of shares of Pegasus common stock subject to outstanding stock options having an exercise price less than $9.50 per share multiplied by (2) the excess of $9.50 over the weighted average exercise price for such stock options, plus (z) the product of (i) the number of shares of restricted stock granted but not issued and (ii) the transaction consideration of $9.50 per share ((x), (y) and (z) together, the “Merger Consideration”). The filing fee was calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the Merger Consideration by 0.000107.

(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction valuation by .0002.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $17,915.55
Form or Registration No.: Schedule 14A
Filing Party: Pegasus Solutions, Inc.
Date Filed: January 13, 2006, as amended February 27, 2006 and March 16, 2006

Introduction
     This Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) Pegasus Solutions, Inc., a Delaware corporation (the “Company” or “Pegasus”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Perseus Holding Corp., a Delaware corporation (“Parent”), (3) 406 Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), (4) Prides Capital Fund I, L.P., the owner of Parent, (5) Prides 406 Co-Invest, L.P., an affiliate of Prides Capital Fund I, L.P. and (6) Prides Capital Partners, L.L.C., the sole general partner of Prides Capital Fund I, L.P. and Prides 406 Co-Invest, L.P. (collectively, the “Filing Persons”).
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 19, 2005, among the Company, Parent and Merger Sub, Merger Sub will merge with and into the Company, and the Company will continue as the surviving corporation (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive $9.50 in cash, without interest, other than shares owned directly or indirectly by Parent, Merger Sub or any direct or indirect subsidiary of Parent, which will be cancelled without payment thereon, shares that are owned by any direct or indirect subsidiary of the Company, which will remain outstanding, and shares held by stockholders who are entitled to and who properly exercise and perfect appraisal rights in compliance with all of the required procedures under Delaware law. The Merger Agreement also provides that at the effective time of the Merger, all outstanding options to acquire Common Stock will become fully exercisable and thereafter represent the right to receive an amount in cash, without interest and less applicable tax withholding, equal to the product of the number of shares of Common Stock subject to each option as of the effective time of the merger multiplied by the excess, if any, of $9.50 over the exercise price per share of common stock subject to such option.
     As a result of the Merger, current stockholders of the Company, other than Parent and certain executive officers who will purchase shares of Parent prior to the Merger, will cease to have ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.
     Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement. At the special meeting, the approval and adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the shares of Common Stock outstanding as of the close of business on the record date for the special meeting.
     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.
     All information contained in this Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:
Pegasus Solutions, Inc.
Campbell Centre I
8350 N. Central Expressway, Suite 1900
Dallas, Texas 75206
(214) 234-4000
(b)	Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING - Record Date and Quorum” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE OF THE COMPANY’S STOCK” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “DIVIDEND POLICY” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN THE COMPANY’S STOCK” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN THE COMPANY’S STOCK” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person(s)
Regulation M-A Item 1003
(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE PARTIES TO THE MERGER”
“INFORMATION ABOUT PEGASUS DIRECTORS AND EXECUTIVE OFFICERS”
“INFORMATION ABOUT PARENT, MERGER SUB AND PRIDES CAPITAL”
(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY - The Parties to the Merger”
“THE PARTIES TO THE MERGER”
“INFORMATION ABOUT PARENT, MERGER SUB AND PRIDES CAPITAL”

====================================================================================================================================

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT PEGASUS DIRECTORS AND EXECUTIVE OFFICERS” is incorporated herein by reference.
Item 4. Terms of the Transaction
Regulation M–A Item 1004
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Required Vote”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendation of the Company’s Board of Directors”
“SPECIAL FACTORS — Purposes and Structure of the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Effect of the Merger on the Company’s Convertible Senior Notes”
“SPECIAL FACTORS — Contribution and Voting Agreement”
“SPECIAL FACTORS — Stockholders Agreement”
“SPECIAL FACTORS — Guaranty”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Material United States Federal Income Tax Consequences”
“THE MERGER AGREEMENT”
ANNEX A — Agreement and Plan of Merger
ANNEX C — Contribution and Voting Agreement
ANNEX D — Form of Stockholders Agreement
ANNEX E — Guaranty
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Financing”
“SPECIAL FACTORS — Contribution and Voting Agreement”
“SPECIAL FACTORS — Stockholders Agreement”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT — Treatment of Stock and Options”
ANNEX A — Agreement and Plan of Merger
ANNEX C — Contribution and Voting Agreement
ANNEX D — Form of Stockholders Agreement
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — Dissenters’ Right of Appraisal”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Appraisal Rights”
“DISSENTERS’ RIGHT OF APPRAISAL”
ANNEX G — Section 262 of the Delaware General Corporation Law
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the caption “RELATED PARTY TRANSACTIONS” is incorporated herein by reference.

(b),(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Financing”
“SPECIAL FACTORS — Contribution and Voting Agreement”
“SPECIAL FACTORS — Stockholders Agreement”
“SPECIAL FACTORS — Guaranty”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”
ANNEX A — Agreement and Plan of Merger
ANNEX C — Contribution and Voting Agreement
ANNEX D — Form of Stockholders Agreement
ANNEX E — Guaranty

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Required Vote”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Effect of the Merger on the Company’s Convertible Senior Notes”
“SPECIAL FACTORS — Financing”
“SPECIAL FACTORS — Contribution and Voting Agreement”
“SPECIAL FACTORS — Stockholders Agreement”
“SPECIAL FACTORS — Guaranty”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Termination of the Company’s Employee Stock Purchase Plan”
“SPECIAL FACTORS — Amendment to the Company’s Rights Agreement”
“THE MERGER AGREEMENT”
ANNEX A — Agreement and Plan of Merger
ANNEX C — Contribution and Voting Agreement
ANNEX D — Form of Stockholders Agreement
ANNEX E — Guaranty

Item 6. Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Purposes and Structure of the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“THE MERGER AGREEMENT — Treatment of Stock and Options”
ANNEX A — Agreement and Plan of Merger

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Purposes and Structure of the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effect of the Merger on the Company’s Convertible Senior Notes”
“SPECIAL FACTORS — Financing”
“SPECIAL FACTORS — Contribution and Voting Agreement”
“SPECIAL FACTORS — Stockholders Agreement”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT”
“RELATED PARTY TRANSACTIONS”
“DIVIDEND POLICY”
ANNEX A — Agreement and Plan of Merger
ANNEX C — Contribution and Voting Agreement
ANNEX D — Form of Stockholders Agreement
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendations of the Company’s Board of Directors”
“SPECIAL FACTORS — Purposes and Structure of the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Purposes and Structure of the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Effects on the Company if the Merger is Not Completed”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY — Effects of the Merger”
“SUMMARY — Recommendations of the Negotiation Committee and the Corporate Strategy Committee”
“SUMMARY — Board Recommendation”
“SUMMARY — Opinion of Bear Stearns”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendation of the Company’s Board of Directors”
“SPECIAL FACTORS — Opinion of Bear Stearns”
“SPECIAL FACTORS — Position of Prides Filers as to Fairness”
“SPECIAL FACTORS — Purposes and Structure of the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Effects on the Company if the Merger is Not Completed”
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Purposes and Structure of the Merger”
“SPECIAL FACTORS — Certain Effects of the Merger”
“SPECIAL FACTORS — Effect of the Merger on the Company’s Convertible Senior Notes”
“SPECIAL FACTORS — Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS — Financing”
“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”
“SPECIAL FACTORS — Termination of the Company’s Employee Stock Purchase Plan”
“SPECIAL FACTORS — Amendment to the Company’s Rights Agreement”
“SPECIAL FACTORS — Material United States Federal Income Tax Consequences”
“THE MERGER AGREEMENT”
“DISSENTERS’ RIGHT OF APPRAISAL”
ANNEX A — Agreement and Plan of Merger
ANNEX G — Section 262 of the Delaware General Corporation Law

Item 8. Fairness of the Transaction

Regulation M-A 1014

(a),(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendation of the Company’s Board of Directors”
“SPECIAL FACTORS — Opinion of Bear Stearns”
“SPECIAL FACTORS — Position of Prides Filers as to Fairness”
ANNEX B — Opinion of Bear, Stearns & Co. Inc.

(c)	Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY — The Special Meeting”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Required Vote”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendation of the Company’s Board of Directors”
“SPECIAL FACTORS — Provisions for Unaffiliated Stockholders”
“THE MERGER AGREEMENT — Conditions to the Merger”
ANNEX A — Agreement and Plan of Merger

(d)	Unaffiliated Representative. A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on the behalf of unaffiliated security holders for purposes of negotiating the terms of the merger. Bear, Stearns & Co. was retained by the corporate strategy committee for the purpose of preparing a report concerning the fairness of the transaction solely on behalf of the unaffiliated stockholders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendation of the Company’s Board of Directors”
“SPECIAL FACTORS — Opinion of Bear Stearns”
“SPECIAL FACTORS — Provisions for Unaffiliated Stockholders”
ANNEX B — Opinion of Bear, Stearns & Co. Inc.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY — Board Recommendation”
“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendation of the Company’s Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”
“SPECIAL FACTORS — Reasons for the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a),(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendation of the Company’s Board of Directors”
“SPECIAL FACTORS — Opinion of Bear Stearns”
ANNEX B — Opinion of Bear, Stearns & Co. Inc.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Pegasus common stock or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a),(b),(d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY — Financing”
“SUMMARY — Conditions to Closing”
“SPECIAL FACTORS — Financing”
“SPECIAL FACTORS — Contribution and Voting Agreement”
“SPECIAL FACTORS — Conditions to the Merger”
“THE MERGER AGREEMENT — Financing”
ANNEX A — Agreement and Plan of Merger
ANNEX C — Contribution and Voting Agreement

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Financing”
“THE MERGER AGREEMENT — Termination Fees and Expenses”
ANNEX A — Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Contribution and Voting Agreement” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT” ANNEX C — Contribution and Voting Agreement

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN THE COMPANY’S STOCK” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY — The Special Meeting”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Required Vote”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Contribution and Voting Agreement"
ANNEX C — Contribution and Voting Agreement

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY — Board Recommendation”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS — Reasons for the Merger”
“SPECIAL FACTORS — Recommendation of the Company’s Board of Directors”

Item 13. Financial Information

Regulation M-A Item 1010

(c)	Summary Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA”
“RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS”
“WHERE YOU CAN FIND ADDITIONAL INFORMATION”
“INCORPORATION BY REFERENCE”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a),(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“THE SPECIAL MEETING — Solicitation of Proxies”
“SPECIAL FACTORS — Financing”

Item 15. Additional Information

Regulation M-A Item 1011 b

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16. Exhibits
Regulation M-A Item 1016

Exhibit
Number	Description

(a)(1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 13, 2006 (incorporated by reference to the proxy statement filed by the Company on January 13, 2006), as amended on February 27, 2006 and March 16, 2006 (incorporated by reference to the proxy statement filed by the Company on March 16, 2006.)

(a)(2)	Form of Proxy Card filed with the Securities and Exchange Commission with the Proxy Statement (incorporated by reference to the proxy statement filed by the Company on January 13, 2006), as amended on February 27, 2006 and March 16, 2006 (incorporated by reference to the proxy statement filed by the Company on March 16, 2006.)

(a)(3)	Press release dated December 19, 2005 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on December 20, 2005).

(b)(1)	Credit Facilities Commitment Letter, dated December 18, 2005, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and Perseus Holding Corp. (incorporated by reference to Exhibit D of Schedule 13D/A filed by Prides Capital Partners, L.L.C., Kevin A. Richardson, II, Christian Pascasiu, Charles E. McCarthy, Henry J. Lawlor, Jr., Murray A. Indick and Perseus Holding Corp. on December 20, 2005).

(c)(1)	Opinion of Bear, Stearns & Co. Inc. (incorporated by reference to Annex B of the proxy statement filed by the Company on March 16, 2006).

†*(c)(2)	Presentation of Bear, Stearns & Co. Inc., dated December 18, 2005.

†*(c)(3)	Summary of Initial Bids prepared by Bear, Stearns & Co. Inc., presented to the Company’s board of directors on June 28, 2005.

†*(c)(4)	Overview of the Project Perseus Process, prepared by Bear, Stearns & Co. Inc., presented to the Company’s board of directors dated August 17, 2005.

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2005, among Perseus Holding Corp., 406 Acquisition Corp., and Pegasus Solutions, Inc., (incorporated by reference to Annex A of the proxy statement filed by the Company on March 16, 2006).

(d)(2)	Second Amended and Restated Contribution and Voting Agreement, dated as of March 16, 2006, among Prides Capital Fund I, L.P., Prides 406 Co-Invest, L.P., Perseus Holding Corp., Inter-Continental Hotels Corporation and Six Continents Hotels, Inc. (incorporated by reference to Annex C to the proxy statement filed by the Company on March 16, 2006).

(d)(3)	Guaranty dated as of December 19, 2005, between Pegasus Solutions, Inc. and Prides Capital Fund I, L.P. (incorporated by reference to Exhibit 2.2 of Form 8-K filed by Pegasus Solutions, Inc. on December 20, 2005).

(d)(4)	Subscription Agreement, accepted as of December 19, 2005, between The Witches Rock Portfolio, Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(a) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(5)	Subscription Agreement, accepted as of December 19, 2005, between The Tudor BVI Global Portfolio Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(b) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(6)	Subscription Agreement, accepted as of December 19, 2005, between Tudor Proprietary Trading, L.L.C. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(c) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(7)	Subscription Agreement, accepted as of December 19, 2005, between The Raptor Global Portfolio Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(d) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(8)	Subscription Agreement, accepted as of December 19, 2005, between The Altar Rock Fund L.P. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(e) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(9)	Agreements between John F. Davis, III and Prides Capital Partners, L.L.C., dated as of January 13, 2006, and between each of Robert J. Boles, Jr., and Susan K. Conner, and Prides Capital Partners, L.L.C., dated as of December 19, 2005 (incorporated by reference to Annex F of the proxy statement filed by the Company on March 16, 2006).

(d)(10)	Form of Stockholders Agreement by and among Perseus Holding Corp., Prides Capital Fund I, L.P., Prides Co-Invest, L.P. and the other stockholders listed on the signature pages thereto (incorporated by reference to Annex D of the proxy statement filed by the Company on March 16, 2006).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex G of the proxy statement filed by the Company on March 16, 2006).

(g)(1)	None.

*	Filed previously
†	Subject to request for confidential treatment (Applicable material filed separately)

9

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of March 16, 2006

PEGASUS SOLUTIONS, INC.

By:	/s/ John F. Davis, III

Name:	John F. Davis, III

Title:	Chief Executive Officer

PERSEUS HOLDING CORP.

By:	/s/ Murray Indick

Name:	Murray Indick
Title:	President, Assistant Secretary and Assistant Treasurer

406 ACQUISITION CORP.

By:	/s/ Murray Indick

Name:	Murray Indick
Title:	President, Assistant Secretary and Assistant Treasurer

PRIDES CAPITAL FUND I, L.P.

By:	Prides Capital Partners, L.L.C., its general partner

/s/ Murray Indick

Name: Murray Indick
Title: Managing Member

PRIDES 406 CO-INVEST, L.P.

By:	Prides Capital Partners, L.L.C., its general partner

/s/ Murray Indick

Name: Murray Indick
Title: Managing Member

PRIDES CAPITAL PARTNERS, L.L.C.

By:	/s/ Murray Indick

Name: Murray Indick
Title: Managing Member

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 13, 2006 (incorporated by reference to the proxy statement filed by the Company on January 13, 2006), as amended on February 27, 2006 and March 16, 2006 (incorporated by reference to the proxy statement filed by the Company on March 16, 2006.)

(a)(2)	Form of Proxy Card filed with the Securities and Exchange Commission with the Proxy Statement (incorporated by reference to the proxy statement filed by the Company on January 13, 2006), as amended on February 27, 2006 and March 16, 2006 (incorporated by reference to the proxy statement filed by the Company on March 16, 2006.)

(a)(3)	Press release dated December 19, 2005 (incorporated by reference to Exhibit 99.1. on Form 8-K filed by the Company on December 20, 2005).

(b)(1)	Credit Facilities Commitment Letter, dated December 18, 2005, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and Perseus Holding Corp. (incorporated by reference to Exhibit D of Schedule 13D/A filed by Prides Capital Partners, L.L.C., Kevin A. Richardson, II, Christian Pascasiu, Charles E. McCarthy, Henry J. Lawlor, Jr., Murray A. Indick and Perseus Holding Corp. on December 20, 2005).

(c)(1)	Opinion of Bear, Stearns & Co. Inc. (incorporated by reference to Annex B of the proxy statement filed by the Company on March 16, 2006).

†*(c)(2)	Presentation of Bear, Stearns & Co. Inc., dated December 18, 2005.

†*(c)(3)	Summary of Initial Bids prepared by Bear, Stearns & Co. Inc., presented to the Company’s board of directors on June 28, 2005.

†*(c)(4)	Overview of the Project Perseus Process, prepared by Bear, Stearns & Co. Inc., presented to the Company’s board of directors dated August 17, 2005.

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2005, among Perseus Holding Corp., 406 Acquisition Corp., and Pegasus Solutions, Inc., (incorporated by reference to Annex A of the proxy statement filed by the Company on March 16, 2006).

(d)(2)	Second Amended and Restated Contribution and Voting Agreement, dated as of March 16, 2006, among Prides Capital Fund I, L.P., Prides 406 Co-Invest, L.P., Perseus Holding Corp., Inter-Continental Hotels Corporation and Six Continents Hotels, Inc. (incorporated by reference to Annex C to the proxy statement filed by the Company on March 16, 2006).

(d)(3)	Guaranty dated as of December 19, 2005, between Pegasus Solutions, Inc. and Prides Capital Fund I, L.P. (incorporated by reference to Exhibit 2.2 of Form 8-K filed by Pegasus Solutions, Inc. on December 20, 2005).

(d)(4)	Subscription Agreement, accepted as of December 19, 2005, between The Witches Rock Portfolio, Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(a) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(5)	Subscription Agreement, accepted as of December 19, 2005, between The Tudor BVI Global Portfolio Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(b) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(6)	Subscription Agreement, accepted as of December 19, 2005, between Tudor Proprietary Trading, L.L.C. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(c) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(7)	Subscription Agreement, accepted as of December 19, 2005, between The Raptor Global Portfolio Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(d) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(8)	Subscription Agreement, accepted as of December 19, 2005, between The Altar Rock Fund L.P. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(e) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(9)	Agreements between John F. Davis, III and Prides Capital Partners, L.L.C., dated as of January 13, 2006, and between each of Robert J. Boles, Jr., and Susan K. Conner, and Prides Capital Partners, L.L.C., dated as of December 19, 2005 (incorporated by reference to Annex F of the proxy statement filed by the Company on March 16, 2006).

(d)(10)	Form of Stockholders Agreement by and among Perseus Holding Corp., Prides Capital Fund I, L.P., Prides Co-Invest, L.P. and the other stockholders listed on the signature pages thereto (incorporated by reference to Annex D of the proxy statement filed by the Company on March 16, 2006).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex G of the proxy statement filed by the Company on March 16, 2006).

(g)(1)	None.

*	Filed previously
†	Subject to request for confidential treatment (Applicable material filed separately)